UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on the CEO of the company

—

Rio de Janeiro, April 12, 2021 - Petróleo Brasileiro S.A. - Petrobras informs that the Extraordinary General Meeting (EGM) held today approved the dismissal of Roberto da Cunha Castello Branco from his position as a member of the Petrobras’ Board of Directors, which implied his removal from the Presidency of the company as well, since the CEO must be one of the members of the Board of Directors by force of statutory provision (Article 20 of Petrobras Bylaws).

Due to the vacancy in the Presidency of the company, the Chairman of the Board of Directors nominated the Chief Exploration and Production Officer, Carlos Alberto Pereira de Oliveira, as interim CEO of the company until the election and inauguration of a new CEO, pursuant to paragraph 4 of art. 27 of Petrobras Bylaws.

Petrobras clarifies that the Executive Officers who have already informed that they are not interested in renewing their mandates will remain in their positions until their successors take office, as announced on March 24, 2021.

The Company is grateful for the important work carried out by Roberto Castello Branco, for his leadership, dedication and contribution, since his arrival in January 2019 as CEO of the Company and as a member of the Board of Directors. Roberto played a key role in deleveraging the company, improving capital allocation, focusing on investments in world-class assets, and accelerating divestments of non-priority assets. Through the implementation of the five strategic pillars, costs were reduced and set to remain on a downward trajectory, there was an increase in productivity, acceleration of the digital transformation, launch of low-carbon and sustainability commitments, and a focus on meritocracy and value creation.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer